FINANCIAL STATEMENTS

ACREX VENTURES LTD.

VANCOUVER, BRITISH COLUMBIA, CANADA

September 30, 2007

1.  NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

2.  STATEMENT OF OPERATIONS, COMPREHENSIVE LOSS AND DEFICIT

3.  BALANCE SHEET

4.  STATEMENT OF CASH FLOWS

5.  NOTES TO FINANCIAL STATEMENTS

Notice of No Auditor Review of Interim Financial Statements

The accompanying unaudited interim financial statements have been prepared by management and approved by the Audit Committee and the Board of Directors.

The Company’s independent auditors have not performed a review of these financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditors.

ACREX Ventures Ltd.

STATEMENT OF OPERATIONS, COMPREHEHSIVE LOSS AND DEFICIT

Unaudited

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006
EXPENSES

Management fees	$34,500	$34,500	$103,500	$103,500
Directors fees - stock based compensation	74,853	–	74,853	–
Investor relations	11,405	30,299	68,716	79,127
Accounting	(2,550)	16,127	30,750	54,275
Promotion and travel	8,702	3,583	28,784	22,859
Office and general	2,294	10,815	28,470	39,581
Consulting	6,238	220	25,525	22,648
Legal	955	9,390	25,135	35,621
Advertising	7,730	4,670	11,665	10,010
Transfer agent fee	3,064	–	11,360	17,250
Filing fees	66	–	7,760	13,400
Rent	170	1,565	3,710	9,441
Insurance	–	–	2,300	2,500

	147,427	111,169	422,528	410,212

Net loss before other items and income taxes	(147,427)	(111,169)	(422,528)	(410,212)

OTHER ITEMS

Interest income	15,532	16,723	18,675	23,887
Other	270	–	270	–
Loss on termination of mineral property option	–	(15,256)	–	(15,256)

	15,802	1,467	18,945	8,631

NET LOSS AND COMPREHENSIVE LOSS	(131,625)	(109,702)	(403,583)	(401,581)

Deficit, beginning of period	(5,095,035)	(4,583,597)	(4,823,077)	(4,291,718)

DEFICIT, end of period	$(5,226,660)	$(4,693,299)	$(5,226,660)	$(4,693,299)

LOSS PER SHARE – BASIC AND DILUTED	$0.00	$0.00	$(0.01)	$(0.02)

WEIGHTED AVERAGE
NUMBER OF SHARES OUTSTANDING	33,868,417	26,593,175	29,347,364	23,685,627

ACREX Ventures Ltd.

BALANCE SHEET

	September 30,	December 31,
	2007	2006
	Unaudited
ASSETS

Current
Cash and short-term investments	$2,582,246	$662,965
Marketable securities	16,270	16,000
Other receivables	25,277	42,420
Prepaid expenses and deposits	7,000	7,507

	2,630,793	728,892

Mineral properties [Note 3]	1,989,560	1,704,959

	$4,620,353	$2,433,851

LIABILITIES

Current
Accounts payable	$89,508	17,992

SHAREHOLDERS' EQUITY

Share capital [Note 4]	9,335,356	7,019,882
Contributed surplus [Note 5]	422,149	219,054
Deficit	(5,226,660)	(4,823,077)

	4,531,866	2,415,859

	$4,620,353	$2,433,851

APPROVED ON BEHALF OF THE BOARD:

"T.J. MALCOLM POWELL"

"CARL R. JONSSON"

Director

Director

ACREX Ventures Ltd.

STATEMENT OF CASH FLOWS

Unaudited

	Three months ended September 30, 2007	Three months ended September 30, 2006	Nine months ended September 30, 2007	Nine months ended September 30, 2006

OPERATIONS

Net loss	$(131,625)	$(109,702)	$(403,583)	$(401,581)
Add (deduct) items not involving cash:
Stock-based compensation	74,853	–	74,853	13,400
Loss on termination of mineral property option	–	15,256	–	15,256
Other	(270)	–	(270)	–

	(57,042)	(94,446)	(329,000)	(372,925)

Changes in non-cash working capital balances:
Decrease (increase) in other receivables	(7,092)	(11,058)	17,143	(18,140)
Decrease (increase) in prepaid expenses		–	507	(3,500)
Increase (decrease) in accounts payable	55,860	(21,098)	71,516	(20,249)

	(8,274)	(126,602)	(239,834)	(414,814)

FINANCING

Shares issued for cash, net	2,384,429	32,500	2,443,716	1,291,624

INVESTING

Mineral properties:
Acquisition costs	(31,050)	(16,248)	(81,570)	(56,029)
Exploration expenditures	(110,606)	(126,864)	(203,031)	(228,224)

	(141,656)	(143,112)	(284,601)	(284,253)

Increase (decrease) in cash	2,384,429	(237,214)	1,919,281	592,557

Cash and short-term investments, beginning of period	347,747	1,238,104	662,965	408,332

CASH AND SHORT-TERM
INVESTMENTS, end of period	$2,582,246	$1,000,890	$2,582,246	$1,000,889

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2007

Unaudited

1.  NATURE OF OPERATIONS

ACREX Ventures Ltd., incorporated in British Columbia, is a public company listed on the TSX Venture Exchange ("TSX") in Canada and on the NASD over-the-counter Bulletin Board ("OTCBB") in the U.S.

The Company is in the exploration stage and its principal business activity is the sourcing and exploration of mineral properties in Canada.

The accompanying unaudited financial statements are prepared in accordance with Canadian generally accepted accounting principles but do not conform in all respects to the note disclosure requirements for its annual financial statements.  The unaudited financial statements have been prepared on a basis consistent with the accounting principles and policies described in the annual financial statements, unless otherwise mentioned, and should be read in conjunction with those statements. Except for the changes in accounting policies described in Note 2, these unaudited interim financial statements follow the same significant accounting policies as the annual financial statements. In the opinion of management, all adjustments considered necessary for fair presentation of the Company's financial position, results of operations and cash flows have been included in these financial statements.

2.  CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2007, the Company has adopted three new accounting standards related to financial instruments that were issued by the Canadian Institute of Chartered Accountants (“CICA”) in 2005. These accounting policy changes were adopted on a prospective basis with no restatement of prior period financial statements. The new standards and accounting policy changes are as follows:

Financial Instruments – Recognition and Measurement (CICA Handbook Section 3855)

In accordance with this new standard the Company now classifies all financial assets and liabilities instruments as either held-to-maturity, available-for-sale, held for trading, loans and receivables, or other financial liabilities. Financial assets held to maturity, loans and receivables and financial liabilities other than those held for trading, are measured at amortized cost. Available-for-sale instruments are measured at fair value with unrealized gains and losses recognized in other comprehensive income. Instruments classified as held for trading are measured at fair value with unrealized gains and losses recognized on the statement of loss.

Comprehensive Income (CICA Handbook Section 1530)

Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. In accordance with this new standard, the Company now reports a statement of comprehensive loss and a new category, accumulated other comprehensive income, has been added to the shareholders’ equity section of the balance sheet. The components of this new category will include unrealized gains and losses on financial assets classified as available-for-sale and the effective portion of cash flow hedges, if any. There were no such components to be recognized in comprehensive income for the nine month period ended September 30, 2007.

Hedges (CICA Handbook Section 3865)

The new standard specifies the criteria under which hedge accounting can be applied and how hedge accounting can be executed. The Company has not designated any hedging relationships.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2007

Unaudited

3.  MINERAL PROPERTIES

	Michaud	Spanish Mountain	Total

Acquisition costs
Balance, beginning of period	$75,000	$43,248	$118,248
Acquisition fees	–	81,570	81,570

Balance, end of period	75,000	124,818	199,818

Exploration costs
Balance, beginning of period	1,169,312	417,399	1,586,711
Drilling	60,684	-	60,684
Surveying and linecutting	–	87,483	87,483
Consulting	14,078	25,243	39,321
Support	6,854	-	6,854
Other	–	8,689	8,689

Balance, end of period	1,250,928	538,814	1,789,742

	$1,325,928	$663,632	$1,989,560

Michaud gold claims, Ontario, Canada - Pursuant to an Agreement dated September 1, 2001 and amended January 17, 2003 and February 17, 2004 (“Agreement”) with Moneta Porcupine Mines Inc. (“Moneta”), the Company acquired an option to earn interests in 65 mineral claims in the Michaud Township, Ontario, Canada (the “Property”). The Property is divided into two areas.

Pursuant to the Agreement the Company could have earned a 60% interest in the first area by expending a minimum of $1,000,000 on exploration of the area by May 15, 2005 and completing a bankable feasibility study on the area by May 15, 2007. The Company was required to give notice to Moneta by December 31, 2004 of its intention to conduct further exploration on this area. The notice was not provided and as a result the Company lost all of its rights to earn any interest in the first area.

During 2004 the Company fulfilled the requirements to earn a 50% interest in the second area. On November 26, 2004, the Company entered into a Joint Venture Agreement with Moneta to engage in the exploration, development and mining of the second area. The agreement also includes terms for the acquisition of additional mining or mineral claims or other real property interests within the area of interest.

In order to earn an additional 20% interest in the second area the Company was required to give notice to Moneta by December 31, 2004 of its intent to expend a minimum of $2,750,000 on exploration of the property by May 15, 2007. The Company decided to not give such notice and as a result relinquished the right to earn the additional 20% in the second area.

The Agreement also includes terms for the acquisition of additional mineral claims within the area of interest. Pursuant to these provisions, the Company has agreed with Moneta to acquire 50% of the net 75% interest (i.e. a net 37.5% interest) in three adjoining mineral claims known to the parties as the Dyment Claims - which cover approximately 48 hectares. To reimburse Moneta for its costs of the original acquisition of interests in the Dyment Claims, the Company has agreed to pay Moneta $50,000, all of which has been paid as of December 31, 2006.

Spanish Mountain claims, British Columbia, Canada - On July 23, 2005, the Company entered into an Option Agreement (the "Agreement") to acquire a 100% interest in the Spanish Mountain property, consisting of 8 mineral claims covering approximately 1,350 hectares located near Likely in Northeastern British Columbia, Canada.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2007

Unaudited

3.  MINERAL PROPERTIES (continued)

Acrex may earn the interest by making certain cash payments and issuing shares to the Optionor as follows:

	Cash	Share
Due Date	Payment	Issuance

July 25, 2005 (completed)	$5,000	50,000
April 25, 2006 (completed)	5,000	–
July 25, 2006 (completed)	10,000	50,000
July 25, 2007 (completed)	20,000	50,000
July 25, 2008	20,000	50,000
July 25, 2009	40,000	–

	$100,000	200,000

In addition, 200,000 shares of the Company are to be issued upon receipt of a positive feasibility study.

The Agreement is subject to a 3% net smelter return (“NSR”). The Company has the right to purchase 66.67% of the NSR for $1,000,000 upon commencement of commercial production of the property.

On February 7, 2007, the Company acquired 100% interest of two mineral tenures immediately to the west and south of the Company's existing claim group.  The purchase price of these claims was $10,000 and 200,000 shares.  The fair value of these shares was $40,000.

On July 25, 2007, the Company issued 50,000 common shares and paid $20,000 for payment of the option obligations pursuant to the Agreement. The fair value of these shares was $11,050.

4.   SHARE CAPITAL

The Company has authorized share capital of an unlimited number of common voting shares without par value. Issued share capital is as follows:

	2007		2006
	Number	Amount	Number	Amount

Balance, beginning of period	26,908,936	$7,019,882	20,115,991	$5,629,706
Shares issued for cash and other:
Private placements, net of share issue costs	13,351,511	2,264,424	3,000,000	705,000
Mineral properties	250,000	51,050	50,000	17,000
Options	–	–	663,630	79,636
Warrants	–	–	3,079,315	550,988
Transferred from contributed surplus for stock
options and agents' warrants exercised	–	–	–	37,552

Balance, end of period	40,510,447	$9,335,356	26,908,936	$7,019,882

a)

On February 2, 2007, the Company issued 200,000 commons shares for payment of certain mineral properties, as described in Note 3. The fair value of these shares was $40,000.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2007

Unaudited

4.   SHARE CAPITAL (continued)

b)

On July 25, 2007, the Company issued 50,000 common shares and paid $20,000 for payment of the Spanish Mountain claims pursuant to the Option Agreement, as described in Note 3. The fair value of the shares was $11,050.

c)

In August, 2007, the Company completed a private placement consisting 5,000,000 units which were designated as flow-through units at a price of $0.22 per unit, and 7,800,000 non flow-through units at a price of $0.18 per unit, for gross proceeds of $2,504,000. Each unit consisted of one common shares and one half of one common share purchase warrant. Each whole warrant may be exercised to acquire a further common share at $0.50 per share until August 14 to August 16, 2009. The Company paid agent’s commission of $76,008 and other share issue costs of $60,851. The Company issued agent’s units of 551,511 non flow-through units with the same terms as the non flow-through units described above. The agent also received 1,024,000 agent’s warrants to acquire 1,024,000 non flow-through common shares at an exercise price of $0.23 per share for a period of 2 years until August 14 to August 16, 2009. The fair value of the agent’s warrants was determined to be $102,717.

Warrants - The following table summarizes the continuity of the Company’s warrants:

	Number of shares	Weighted average exercise price $

Balance, beginning of period	3,000,000	0.30

Issued on private placement units	7,699,755	0.46
Expired	(3,000,000)	0.30

Balance, ending of period	7,699,755	0.46

As at September 30, 2007, the following warrants were outstanding:

Number of Warrants	Exercise Price $	Expiry Date

6,675,755	0.50	August 14/16, 2009
1,024,000	0.23	August 14/16, 2009

7,699,755

During the period, the Company issued a total of 1,024,000 share purchase warrants as finder’s fees. The fair value of the share purchase warrants issued was determined to be $102,717 using the Black-Scholes pricing model, using the following weighted average assumptions:

Nine months Ended September 30, 2007

Risk free interest rate	4.57%
Expected dividend yield	0%
Expected stock price volatility	116%
Warrant life	2 year

The weighted average fair value of share purchase warrants granted during the period ended September 30, 2007 was $0.10 per warrant.

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2007

Unaudited

5.  CONTRIBUTED SURPLUS

	2007	2006

Balance - beginning of period	$219,054	$217,397
Stock-based compensation – stock options granted	100,378	39,209
Agent’s warrants granted	102,717	–
Options and warrants exercised	–	(37,552)

Balance - end of period	$422,149	$219,054

6.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION

The Company has established a stock option plan for directors, employees, and consultants. The following table summarizes the stock options outstanding and exercisable at September 30, 2007:

	Number	Number
Price	Outstanding	Exercisable	Expiry Date

$0.28	565,000	565,000	November 4, 2008
$0.12	485,000	485,000	July 7, 2010
$0.12	100,000	100,000	October 13, 2010
$0.12	100,000	100,000	December 5, 2010
$0.30	100,000	100,000	June 19, 2011
$0.30	50,000	50,000	June 29, 2011
$0.20	100,000	100,000	February 7, 2012
$0.16	650,000	650,000	July 12, 2012

	2,150,000	2,150,000

Under the Company's stock option plan, the exercise price of each option is determined by the Board, subject to the pricing policies of the TSX Venture Exchange.  Options vest immediately when granted and expire five years from the date of the grant, unless the Board establishes more restrictive terms.

The aggregate number of shares issuable pursuant to options granted under the plan is limited to 10% of the Company's issued shares at the time the options are granted. The aggregate number of options granted to any one optionee in a 12-month period is limited to 5% of the issued shares of the corporation.

A summary of the changes in the Company's stock options for the period ended September 30, 2007 and year ended 2006 is presented below:

	2007			2006
		Weighted Average		Weighted Average
	Number	Exercise Price	Number	Exercise Price

Outstanding, beginning of period	2,000,000	$0.23	2,520,380	$0.22
Granted	750,000	0.17	150,000	0.30
Exercised	–	–	(663,630)	0.12
Expired	(600,000)	0.30	(6,750)	0.12

Outstanding, end of period	2,150,000	$0.15	2,000,000	$0.23

ACREX VENTURES LTD.

NOTES TO FINANCIAL STATEMENTS

Nine months ended September 30, 2007

Unaudited

6.  STOCK OPTION PLAN AND STOCK - BASED COMPENSATION (continued)

The Company uses the Black-Scholes option pricing model to value stock options granted. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. The model requires management to make estimates, which are subjective and may not be representative of actual results. Changes in assumptions can materially affect estimates of fair values. For purposes of the calculation, the following assumptions were used:

Nine months ended
September 30, 2007

Risk free interest rate	4.5%
Expected dividend yield	0%
Expected stock price volatility	109%
Expected life	4.8 years
Per share fair value of options granted during the period	$0.13

Total stock-based compensation expense in respect of stock options granted for the nine months ended September 30, 2007 was $74,853. The weighted average fair value of the options granted during the period was $0.12 per option.

7.  RELATED PARTY TRANSACTIONS

The Company incurred share issue costs of $29,604 and legal fees of $25,135 from a law firm of which a director is a principal.

The Company incurred management fees of $81,000 and equipment rental charges of $8,856 from a company owned by a director and management fees of $22,500 from a company owned by another director of the Company.

8.  SEGMENT INFORMATION

The Company's operations are limited to a single industry segment being the acquisition, exploration and development of mineral properties. The mineral properties are located in Canada in the Provinces of British Columbia and Ontario.